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                             August 16, 2023

       Xavier Destriau
       Chief Financial Officer
       ZIM Integrated Shipping Services Ltd.
       9 Andrei Sakharov Street
       Matam, Haifa 3190500
       Israel

                                                        Re: ZIM Integrated
Shipping Services Ltd.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 13,
2023
                                                            File No. 001-39937

       Dear Xavier Destriau:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Financial Statements
       Note 25 - Segment Information, page F-65

   1. We note that you present freight revenues disaggregated by geographic trade zones and assess the performance
of each trade zone in terms of TCRs carried, average freight rate per TEU carried, and
freight revenues from containerized cargo when discussing your results of operations
in Item 5 of the Form 20-F.

                                                        We also note various
statements made by company representatives during the March 13,
                                                        2023 and May 22, 2023
earnings calls, describing several resource allocation decisions that involved
consideration of your geographic trade zone metrics, rather than being limited to consolidated
information, such as the switch of allocated tonnage between trade lanes and the
introduction of a new line in response to significant rate erosion and
 Xavier Destriau
ZIM Integrated Shipping Services Ltd.
August 16, 2023
Page 2
      considering comparatively favorable opportunities for growth and profit.

      Given your ability to correlate revenues with the geographic regions in which your ships are operating it is unclear why information about the costs and overall economics of operating those ships in those geographic regions would not be readily available and similarly associated with the same geographic regions.

      Please explain to us why the five geographic regions would not be considered reportable operating segments, if this is your view, given the extent and nature of the financial information underlying the disclosures and commentary referenced above, and considering the guidance in IFRS 8, including paragraphs 5 and 8, regarding the availability of discrete financial information, and paragraphs 7 and 9, concerning your identification of the chief operating decision maker function.

      If you do not believe that you have additional reportable operating segments, please include a comprehensive analysis of the guidance referenced above along with your response. Otherwise, please describe the incremental disclosures that you propose to address the requirements in paragraph 21 of IFRS 8.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or John
Cannarella, Staff Accountant at (202) 551-3337 with questions regarding your financial statements and related disclosures.

       You may contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.



                                                           Sincerely,
FirstName LastNameXavier Destriau
                                                           Division of
Corporation Finance
Comapany NameZIM Integrated Shipping Services Ltd.
                                                           Office of Energy &
Transportation
August 16, 2023 Page 2
cc:       Michael Kaplan
FirstName LastName